                                                                         U.S. SECURITIES AND EXCHANGE COMMISSION

----------------------------------                                                Washington, D.C. 20549                                                 --------------------------
              FORM 4                                                                                                                                      OMB APPROVAL
----------------------------------                                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Check this box if no longer                                                                                                                            --------------------------
    subject to Section 16. Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility      OMB Number:  3235-0287
   or                                               Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940                   --------------------------
    Form 5 obligations may                                                                                                                               Expires:  December 31,
   continue.                                                                                                                                             2001
    See Instruction 1(b)                                                                                                                                 Estimatd average burden
                                                                                                                                                         --------------------------
                                                                                                                                                         hours per response . . .
                                                                                                                                                         . . .0.5
(Print or Type Responses)
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1.       Name and Address of Reporting Person*                    2.  Issuer Name and Ticker or Trading Symbol                     6.  Relationship of Reporting Person to Issuer
                                                                                                                                   (Check all applicable)
                                                                           Compaq Computer Corporation (CPQ)                          X    Director      ___ 10% Owner
                                                                                                                                   -------
Litvack               Sanford               M.                                                                                   ___ Officer (give     ___ Other  (specify
                                                                                                                                                  title below)       below)
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(Last)               (First)            (Middle)                  3.  IRS or Social Security   4.  Statement for
                                                                      Number of Reporting         Month/Year                            _______________________
20555 SH 249                                                          Person (Voluntary)
M/C 110701                                                                                         May 2001
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                                                                                                                                   --------------------------------------------------
                            (Street)                                                           5.  If Amendment, Date of           7.  Individual or Joint/Group Filing (Check
                                                                                                  Original                         applicable line)
Houston,                   TX                  77070                                              (Month/Year)                       X   Form filed by One Reporting Person
                                                                                                                                   -----
                                                                                                                                   ___ Form filed by More than One Reporting Person
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(City)                   (State)            (Zip)                          Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security                                             2.  Trans-       3.  Trans-    4.  Securities Acquired (A)        5.       Amount     6.  Owner-    7.
    Instr. 3)                                                         action                      or Disposed of (D)                   Of Securities      ship           Nature of
                                                                      Date       action           (Instr. 3, 4 and 5)                   Benefically       Form:          Indirect
                                                                                     Code                                               Owned at          Direct         Beneficial
                                                                    (Month/          (Instr. 8)                                         End of Month      (D) or         Owner-
                                                                                                                                                          Indirect       Ship

                                                                                               ------------------------------------
                                                                                               ------------- -------- -------------
                                                                    Day/                                     (A) or                                       (I)
                                                                    Year)        Code   V         Amount     (D)         Price          (Instr. 3 and      (Instr.       (Instr. 4)
                                                                                                                                        4)              4)
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock (1)                                                    05/15/01       P               3,000        A       $15.95            8,000              D
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                                                                                             85              I             IRA
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------

(1)  The reporting person is subject to the issuers' policy that restricts trading on the issuer's stock to a limited period following the issuer's earnings release for the preceding fiscal period.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, See Instruction 4(b)(v).

FORM 4 (continued)
                             TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

----------------------------- ----------- ------------ ----------- ------------------ ----------------------- ---------------------- --------- ------------ ------------- ------------
1. Title of Derivative        2. Conver-  3. Trans-    4. Trans-   5. Number of       6. Date Exer-           7. Title and Amount    8. Price  9. Number    10. Owner-    11. Nature
Security                        sion or     action       action    Deriv-               cisable and           of                     of          of Deriv-      ship        of
   (Instr. 3)                   Exercise    Date         Code        ative              Expiration Date         Underlying           Deriv-      ative          Form of     Indirect
                                Price of                 (Instr.     Securities         (Month/Day/             Securities           ative       Secur-        Deriv-       Benefi-
                                Deri-     (Month/        8)          Ac-quired (A)        Year)                 (Instr. 3 and 4)     Secur-      ities          ative       cial
                                vative     Day/                      or Dis-                                                         ity         Bene-                      Owner-
                                Security   Year)                     posed of (D)                                                    (Instr.     ficially       Security:   ship
                                                                     (Instr. 3, 4,                                                   5)          Owned          Direct      (Instr.
                                                                     and 5)                                                                      at End         (D) or      4)
                                                                                                                                                               Indirect
                                                                                      ------------ ---------- ---------- -----------
                                                                                                                                                 of             (I)
                                                                                                                                                 Month         (Instr.
                                                                                      Date         Expira-      Title    Amount or             (Instr. 4)      4)
                                                                                      Exer-        tion                  Number of
                                          ------------ ------- --- -------- ---------
                                                                                      cisable      Date                  Shares
                                                       Code    V     (A)      (D)

                                                                   -------- ---------
----------------------------- ----------- ------------ ------- ---                    ------------ ---------- ---------- ----------- --------- ------------ ------------- ------------
Stock Option (Right to buy)   $8.50       04/26/01       A      V    5,294            04/18/02     04/25/11   Common       5,294                   5,294         D
                                                                                        (2)                   Stock
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Explanation of Responses:

(2)  This grant vests 100% on this date.

                             /s/  Sanford M. Litvack                     6/6/01
                          ----------------------------------    ----------------------------
                                 Sanford M. Litvack                       Date
                                  Signature

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C.1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to  the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
SEC 1474(7/96)